Mail Stop 3561

 					April 21, 2006



Mr. G. Robert Powell
Vice President and Controller
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

	Re:	PG&E Corporation
		Pacific Gas and Electric Company
		Forms 10-K for Fiscal Year Ended December 31, 2005
      Filed March 6, 2006
		File Nos. 1-12609 and 1-2348

Dear Mr. Powell:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.






Forms 10-K for Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 40
1. You state that your certifying officers concluded that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by [you] in reports [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms." In future filings, please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in the filing.

Annual Report

Note 3. Regulatory Assets, Liabilities, and Balancing Accounts,
page
70

Regulatory Assets, page 70
2. Please tell us in detail how you concluded you met the probability standard required under SFAS 71 to recognize the regulatory assets provided under the Settlement Agreement as of March 31, 2004.
Also
clarify for us the difference between the Settlement Regulatory Asset versus the Utility Retained Generation Regulatory Assets, including whether the Utility Retained Generation Regulatory Assets were recorded as a result of the settlement agreement or in connection with the reapplication of SFAS 71 to your generation assets in the first quarter of 2004. If the Utility Retained Generation Regulatory
Assets were recorded in connection with the reapplication of SFAS
71,
please tell us how you concluded it was appropriate to classify the income statement effect of this item in operating income rather than as an extraordinary item. Also tell us in a reasonable amount of detail how you determined the amount of each asset.

Note 4. Debt, page 73

PG&E Corporation-Convertible Subordinated Notes, page 73
3. Please tell us in detail how you are accounting for the conversion feature present in your convertible subordinated notes. Please ensure you address in your response your consideration of SFAS 133 and EITFs 00-19, 05-2, 05-4, 98-5 and 00-27, as applicable. To the
extent you have determined that EITFs 98-5 and 00-27 are the applicable authoritative guidance, ensure we understand how you determined the commitment date for purposes of determining the commitment date fair value of the underlying stock, as it appears this might have a significant impact on the value of the conversion feature. Notwithstanding the preceding, please disclose in future filings the existence, nature and terms of, as well as your accounting for, the registration rights agreement related to your convertible subordinated notes. Show us how the revised disclosure will read.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


Mr. Powell
PG&E Corporation
April 21, 2006
Page 1 of 4